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                              January 25, 2023

       Andrew Lee
       Chief Executive Officer
       Global Engine Group Holding Ltd
       Room C, 19/F, World Tech Centre
       95 How Ming Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Global Engine Group
Holding Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 11,
2022
                                                            File No. 333-266919

       Dear Andrew Lee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-1

       Signatures, page II-4

   1. We note that Sung Pui Hei, your Chief Financial Officer Nominee and Director Nominee signed the registration
statement. Given that Mr. Sung's appointment as the Chief
                                                        Financial Officer and
director is not effective until the effectiveness of the registration statement, please have
the current Chief Financial Officer and Chief Accounting Officer sign the registration
statement.
       General

   2. Please revise page ALT-1 of the selling shareholder prospectus to indicate that sales will occur at prevailing
market prices or in privately negotiated prices once the ordinary shares
 Andrew Lee
Global Engine Group Holding Ltd
January 25, 2023
Page 2
      are listed on the Nasdaq and that this offering will not occur unless the shares are trading on Nasdaq.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameAndrew Lee
                                                             Division of
Corporation Finance
Comapany NameGlobal Engine Group Holding Ltd
                                                             Office of
Technology
January 25, 2023 Page 2
cc:       Arila Zhou
FirstName LastName